Chubb Group of Insurance Companies
15 Mountain View Road, Warren, New Jersey 07059

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

DECLARATIONS

FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

Bond Number: 80821565

NAME OF ASSURED (including its Subsidiaries):

DREYFUS FOUNDERS FUNDS, INC.

210 University Blvd., Ste. 800
Denver, CO 80206

ITEM 1. BOND PERIOD: from 12:01 a.m. on December 1, 2006
to 12:01 a.m. on December 1, 2007

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:
If Not Covered is inserted below opposite any specified
INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible
applicable to any loss under INSURING CLAUSE 1. sustained by any
Investment Company.

		DEDUCTIBLE
INSURING CLAUSE	LIMIT OF LIABILITY	AMOUNT
1. Employee	$5,000,000.	$ 25,000.
2. On Premises	$5,000,000.	$ 25,000.
3. In Transit	$5,000,000.	$ 25,000.
4. Forgery or Alteration	$5,000,000.	$ 25,000.
5. Extended Forgery	$500,000.	$ 25,000.
6. Counterfeit Money	$5,000,000.	$ 25,000.
7. Threats to Person	$ Not Covered	$ N/A
8. Computer System	$5,000,000.	$ 25,000.
9. Voice Initiated Funds Transfer Instruction	$ 5,000,000.	$ 25,000.
10 Uncollectible Items of Deposit	$1,000,000.	$ 5,000.
11.Audit Expense	$250,000.	$5,000.
12.Telefacsimile Transfer Fund	$5,000,000.	$ 25,000.
13.Stop Payment	$150,000.	$5,000.
14.Automated Phone System	$250,000.	$25,000.
15.Extended Computer Systems	$5,000,000.	$25,000.

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE

TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH: 1 -13

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

/S/ W. Andrew Macan
W. Andrew Macan
Secretary

/s/ Thomas F. Motamed
Thomas F. Motamed
President

/s/ Robert Hamburger
Robert Hamburger
Authorized Representative

==============================================================

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses
Employee

1. Loss resulting directly from Larceny or Embezzlement
committed by any Employee, alone or in collusion with others.

On Premises
2. Loss of Property resulting directly from robbery,
burglary, false pretenses, common law or statutory larceny,
misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

In Transit
3.	Loss of Property resulting directly from common law or
statutory larceny, misplacement, mysterious unexplainable
disappearance, damage or destruction, while the Property is in transit anywhere:
a.	in an armored motor vehicle, including loading and
unloading thereof,
b.	in the custody of a natural person acting as a
messenger of the ASSURED, or
c.	in the custody of a Transportation Company and being
transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:
(1)	written records,
(2)	securities issued in registered form, which are not
endorsed or are restrictively endorsed, or
(3)	negotiable instruments not payable to bearer, which are
not endorsed or are restrictively endorsed.

     Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Forgery Or Alteration
4.	Loss resulting directly from:
a.	Forgery on, or fraudulent material alteration of, any
bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

b. transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee; excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

     For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery
5.	Loss resulting directly from the ASSURED having, in
good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:
a.	acquired, accepted or received, accepted or received,
sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:
(1)	bear a Forgery or a fraudulently material alteration,
(2)	have been lost or stolen, or
(3)	be Counterfeit, or

b. guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

     Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

     For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money
6. Loss resulting directly from the receipt by the ASSURED
in good faith of any Counterfeit money.

Threats To Person
7. Loss resulting directly from surrender of Property away
from an office of the ASSURED as a result of a threat
communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such
Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:
a. the Employee who receives the threat has made a
reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and
b. the ASSURED has made a reasonable effort to notify the
Federal Bureau of Investigation and local law enforcement
authorities concerning such threat.
It is agreed that for purposes of this INSURING CLAUSE,
any Employee of the ASSURED, as set forth in the preceding
paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System
8.	Loss resulting directly from fraudulent:
a.	entries of data into, or
b.	changes of data elements or programs within,
a Computer System, provided the fraudulent entry or change
causes:
(1)	funds or other property to be transferred, paid or
delivered,
(2)	an account of the ASSURED or of its customer to be
added, deleted, debited or credited, or
(3)	an unauthorized account or a fictitious account to be
debited or credited.

Voice Initiated Funds Transfer Instruction
9.	Loss resulting directly from Voice Initiated Funds
Transfer Instruction directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of Investment
Company shares from a Customer’s account, provided such Voice
Initiated Funds Transfer Instruction was:
a.	received at the ASSURED’S offices by those Employees of
the ASSURED specifically authorized to receive the Voice
Initiated Funds Transfer Instruction,
b.	made by a person purporting to be a Customer, and
c.	made by said person for the purpose of causing the

ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

     In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit
10.	Loss resulting directly from the ASSURED having
credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be
uncollectible, provided that the crediting of such account
causes:
a.	redemptions or withdrawals to be permitted,
b.	shares to be issued, or
c.	dividends to be paid,
from an account of an Investment Company.

In order for coverage to apply under this INSURING

CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

     Items of Deposit shall not be deemed uncollectible until the ASSURED’S standard collection procedures have failed.

Audit Expense

11. Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

General Agreements

Additional Companies Included As Assured
A. If more than one corporation, or Investment Company, or
any combination of them is included as the ASSURED herein:
(1) The total liability of the COMPANY under this Bond for
loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.
(2) Only the first named ASSURED shall be deemed to be the
sole agent of the others for all purposes under this Bond,
including but not limited to the giving or receiving of any
notice or proof required to be given and for the purpose of
effecting or accepting any amendments to or termination of this
Bond. The COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.
(3) The COMPANY shall not be responsible for the proper
application of any payment made hereunder to the first named
ASSURED.
(4) Knowledge possessed or discovery made by any partner,
director, trustee, officer or supervisory employee of any
ASSURED shall constitute knowledge or discovery by all the
ASSUREDS for the purposes of this Bond.
(5) If the first named ASSURED ceases for any reason to be
covered under this Bond, then the ASSURED next named on the
APPLICATION shall thereafter be considered as the first named
ASSURED for the purposes of this Bond.

Representation Made By Assured
B. The ASSURED represents that all information it has
furnished in the APPLICATION for this Bond or otherwise is
complete, true and correct. Such APPLICATION and other
information constitute part of this Bond.
The ASSURED must promptly notify the COMPANY of any
change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.
Any intentional misrepresentation, omission, concealment
or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

Additional Offices Or Employees - Consolidation, Merger Or
Purchase Or Acquisition Of Assets Or Liabilities - Notice To
Company
C.	If the ASSURED, other than an Investment Company, while
this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the
ASSURED shall not have the coverage afforded under this Bond for loss which has:
(1)	occurred or will occur on premises, or
(2)	been caused or will be caused by an employee, or
(3)	arisen or will arise out of the assets or liabilities,
of such institution, unless the ASSURED:

a. gives the COMPANY written notice of the proposed
consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action,
and
b. obtains the written consent of the COMPANY to extend
some or all of the coverage provided by this Bond to such
additional exposure, and
c. on obtaining such consent, pays to the COMPANY an
additional premium.

Change Of Control - Notice To Company
D. When the ASSURED learns of a change in control (other
than in an Investment Company), as set forth in Section 2(a) (9)
of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting
forth:
(1) the names of the transferors and transferees (or the
names of the beneficial owners if the voting securities are
registered in another name),
(2) the total number of voting securities owned by the
transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
(3) the total number of outstanding voting securities.
Failure to give the required notice shall result in
termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And Attorneys’ Fees
E. The COMPANY will indemnify the ASSURED for court costs

and reasonable attorneys’ fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully
litigated on the merits and whether or not settled, of any
claim, suit or legal proceeding with respect to which the
ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only
apply in the event that:
(1) an Employee admits to being guilty of Larceny or
Embezzlement,
(2) an Employee is adjudicated to be guilty of Larceny or
Embezzlement, or
(3) in the absence of 1 or 2 above, an arbitration panel
agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were
prosecuted.
The ASSURED shall promptly give notice to the COMPANY of
any such suit or legal proceeding and at the request of the
COMPANY shall furnish copies of all pleadings and pertinent
papers to the COMPANY. The COMPANY may, at its sole option,
elect to conduct the defense of all or part of such legal
proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The
ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.
If the COMPANY declines to defend the ASSURED, no
settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence,
extent or amount of coverage under this Bond.
If the amount demanded in any such suit or legal
proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney’s fees
incurred in defending all or part of such suit or legal
proceeding.
If the amount demanded in any such suit or legal
proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM
2. of the DECLARATIONS for the applicable INSURING CLAUSE, the
COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney’s fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

     If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the

DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney’s fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

     Amounts paid by the COMPANY for court costs and attorneys’ fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

Conditions And Limitations

Definitions
1.	As used in this Bond:
a.	Computer System means a computer and all input, output,
processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.
b.	Counterfeit means an imitation of an actual valid
original which is intended to deceive and be taken as the
original.
c.	Custodian means the institution designated by an
Investment Company to maintain possession and control of its assets.
d.	Customer means an individual, corporate, partnership,
trust customer, shareholder or subscriber of an Investment
Company which has a written agreement with the ASSURED for Voice
Initiated Funds Transfer Instruction.
e.	Employee means:
(1)	an officer of the ASSURED,
(2)	a natural person while in the regular service of the
ASSURED at any of the ASSURED’S premises and compensated
directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or
equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3) a guest student pursuing studies or performing duties
in any of the ASSURED’S premises,
(4) an attorney retained by the ASSURED and an employee of
such attorney while either is performing legal services for the
ASSURED,
(5) a natural person provided by an employment contractor
to perform employee duties for the ASSURED under the ASSURED’S supervision at any of the ASSURED’S premises,
(6) an employee of an institution merged or consolidated
with the ASSURED prior to the effective date of this Bond,
(7) a director or trustee of the ASSURED, but only while
performing acts within the scope of the customary and usual
duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the
ASSURED, or
(8) each natural person, partnership or corporation
authorized by written agreement with the ASSURED to perform
services as electronic data processor of checks or other
accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:
a. creating, preparing, modifying or maintaining the
ASSURED’S computer software or programs, or
b. acting as transfer agent or in any other agency
capacity in issuing checks, drafts or securities for the
ASSURED,
(9) any partner, officer or employee of an investment
advisor, an underwriter (distributor), a transfer agent or
shareholder accounting recordkeeper, or an administrator, for an
Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.
The term Employee shall not include any partner, officer
or employee of a transfer agent, shareholder accounting
recordkeeper or administrator:
a. which is not an “affiliated person”(as defined in
Section 2(a) of the Investment Company Act of 1940) of an
Investment Company or of the investment advisor or underwriter
(distributor) of such Investment Company, or
b. which is a “bank” (as defined in Section 2(a) of the

Investment Company Act of 1940).
This Bond does not afford coverage in favor of the
employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting
directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether
acting alone or in collusion with others, an assignment of such of the ASSURED’S rights and causes of action as it may have
against such employers by reason of such acts so committed
shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.
Each employer of persons as set forth in e.(4), (5) and
(8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth
paragraph of Section 13.
Independent contractors not specified in e.(4), (5) or
(8) above, intermediaries, agents, brokers or other
representatives of the same general character shall not be
considered Employees.
f. Forgery means the signing of the name of another
natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one’s own name, with or without authority, in any capacity for any purpose.
g. Investment Company means any investment company
registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.
h. Items of Deposit means one or more checks or drafts
drawn upon a financial institution in the United States of
America.
i. Larceny or Embezzlement means larceny or embezzlement
as defined in Section 37 of the Investment Company Act of 1940.
j. Property means money, revenue and other stamps;
securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization
certificate or subscription, transferable share, investment
contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or
interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money
orders; travelers’ letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data
processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED’S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the
ASSURED is liable therefor.
k. Relative means the spouse of an Employee or partner of
the ASSURED and any unmarried child supported wholly by, or
living in the home of, such Employee or partner and being
related to them by blood, marriage or legal guardianship.
l. Securities, documents or other written instruments
means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business
transferable by delivery of such instruments with any necessary endorsements or assignments.
m. Subsidiary means any organization that, at the
inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty
percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.
n. Transportation Company means any organization which
provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.
o. Voice Initiated Election means any election concerning
dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.
p. Voice Initiated Redemption means any redemption of
shares issued by an Investment Company which is requested by voice over the telephone.
q. Voice Initiated Funds Transfer Instruction means any
Voice Initiated Redemption or Voice Initiated Election.
For the purposes of these definitions, the singular
includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions - Applicable to All Insuring Clauses
2.	This bond does not directly or indirectly cover:
a.	loss not reported to the COMPANY in writing within
sixty (60) days after termination of this Bond as an entirety;
b.	loss due to riot or civil commotion outside the United
States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b.,
however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;
c.	loss resulting from the effects of nuclear fission or
fusion or radioactivity;
d.	loss of potential income including, but not limited to,
interest and dividends not realized by the ASSURED or by any customer of the ASSURED;
e.	damages of any type for which the ASSURED is legally
liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;
f.	costs, fees and expenses incurred by the ASSURED in
establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;
g.	loss resulting from indirect or consequential loss of
any nature;
h.	loss resulting from dishonest acts by any member of the
Board of Directors or Board of Trustees of the ASSURED who is
not an Employee, acting alone or in collusion with others;
i.	loss, or that part of any loss, resulting solely from
any violation by the ASSURED or by any Employee:
(1)	of any law regulating:
a.	the issuance, purchase or sale of securities,
b.	securities transactions on security or commodity
exchanges or the over the counter market,
c.	investment companies,
d.	investment advisors, or

(2)	of any rule or regulation made pursuant to any such
law; or
j.	loss of confidential information, material or data;
k.	loss resulting from voice requests or instructions
received over the telephone, provided however, this Section 2.k.
shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions - Applicable To All Insuring Clauses Except
Insuring Clause 1.
3.	This Bond does not directly or indirectly cover:
a.	loss caused by an Employee, provided, however, this
Section 3.a. shall not apply to loss covered under INSURING
CLAUSE 2. or 3. which results directly from misplacement,
mysterious unexplainable disappearance, or damage or destruction of Property;
b.	loss through the surrender of property away from
premises of the ASSURED as a result of a threat:
(1)	to do bodily harm to any natural person, except loss of
Property in transit in the custody of any person acting as
messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such
threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or
(2)	to do damage to the premises or Property of the
ASSURED;
c.	loss resulting from payments made or withdrawals from
any account involving erroneous credits to such account;
d.	loss involving Items of Deposit which are not finally
paid for any reason provided however, that this Section 3.d.
shall not apply to INSURING CLAUSE 10.;
e.	loss of property while in the mail;
f.	loss resulting from the failure for any reason of a
financial or depository institution, its receiver or other
liquidator to pay or deliver funds or other Property to the
ASSURED provided further that this Section 3.f. shall not apply to loss of Property resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.
g.	loss of Property while in the custody of a
Transportation Company, provided however, that this Section 3.g.
shall not apply to INSURING CLAUSE 3.;
h.	loss resulting from entries or changes made by a

natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design,
develop, prepare, supply, service, write or implement programs for the ASSURED’s Computer System; or
i. loss resulting directly or indirectly from the input of
data into a Computer System terminal, either on the premises of the customer of the ASSURED or under the control of such a
customer, by a customer or other person who had authorized
access to the customer’s authentication mechanism.

Specific Exclusions - Applicable To All Insuring Clauses Except
Insuring Clauses 1., 4., And 5.
4.	This bond does not directly or indirectly cover:
a.	loss resulting from the complete or partial non-payment
of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses;
provided, however, this Section 4.a. shall not apply to INSURING
CLAUSE 8.;
b.	loss resulting from forgery or any alteration;
c.	loss involving a counterfeit provided, however, this
Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-Reduction And Non-Accumulation Of
Liability
5. At all times prior to termination of this Bond, this
Bond shall continue in force for the limit stated in the
applicable sections of ITEM 2. of the DECLARATIONS,
notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:
a. any one act of burglary, robbery or hold-up, or attempt
thereat, in which no Employee is concerned or implicated, or
b. any one unintentional or negligent act on the part of
any one person resulting in damage to or destruction or
misplacement of Property, or
c. all acts, other than those specified in a. above, of
any one person, or
d. any one casualty or event other than those specified in
a., b., or c. above,
shall be deemed to be one loss and shall be limited to the

applicable LIMIT OF LIABILITY stated in ITEM 2. of the
DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.
All acts, as specified in c. above, of any one person which
i. directly or indirectly aid in any way wrongful acts of
any other person or persons, or
ii. permit the continuation of wrongful acts of any other
person or persons
whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other
person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery
6. This Bond applies only to loss first discovered by an
officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:
a. facts which may subsequently result in a loss of a type
covered by this Bond, or
b. an actual or potential claim in which it is alleged
that the ASSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable
DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof - Legal Proceedings Against Company
7. a. The ASSURED shall give the COMPANY notice thereof at
the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50%
of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the
DECLARATIONS.
b. The ASSURED shall furnish to the COMPANY proof of loss,
duly sworn to, with full particulars within six (6) months after such discovery.
c. Securities listed in a proof of loss shall be
identified by certificate or bond numbers, if issued with them.
d. Legal proceedings for the recovery of any loss under
this Bond shall not be brought prior to the expiration of sixty
(60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the

discovery of such loss.
e. This Bond affords coverage only in favor of the
ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.
f. Proof of loss involving Voice Initiated Funds Transfer
Instruction shall include electronic recordings of such
instructions.

Deductible Amount
8. The COMPANY shall not be liable under any INSURING
CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the
DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the
DECLARATIONS.
There shall be no deductible applicable to any loss
under INSURING CLAUSE 1. sustained by any Investment Company.

Valuation

9. BOOKS OF ACCOUNT OR OTHER RECORDS

     The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

     The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

     In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

OTHER PROPERTY

     The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

Securities Settlement
10. In the event of a loss of securities covered under this
Bond, the COMPANY may, at its sole discretion, purchase
replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.
The indemnity required from the ASSURED under the terms
of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY’S indemnity shall be:
a. for securities having a value less than or equal to the
applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;
b. for securities having a value in excess of the
DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;
c. for securities having a value greater than the
applicable LIMIT OF LIABILITY - the percentage that the
DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT
OF LIABILITY bears to the value of the securities.
The value referred to in Section 10.a., b., and c. is
the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the
COMPANY’S indemnity is sustained.
The COMPANY is not required to issue its indemnity for
any portion of a loss of securities which is not covered by this
Bond; however, the COMPANY may do so as a courtesy to the
ASSURED and at its sole discretion.
The ASSURED shall pay the proportion of the Company’s
premium charge for the Company’s indemnity as set forth in
Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment - Recovery
11. In the event of a payment under this Bond, the COMPANY
shall be subrogated to all of the ASSURED’S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.
Recoveries, whether effected by the COMPANY or by the
ASSURED, shall be applied net of the expense of such recovery in the following order:
a. first, to the satisfaction of the ASSURED’S loss which
would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,
b. second, to the COMPANY in satisfaction of amounts paid
in settlement of the ASSURED’S claim,
c. third, to the ASSURED in satisfaction of the applicable
DEDUCTIBLE AMOUNT, and
d. fourth, to the ASSURED in satisfaction of any loss
suffered by the ASSURED which was not covered under this Bond.
Recovery from reinsurance or indemnity of the COMPANY
shall not be deemed a recovery under this section.

Cooperation Of Assured
12. At the COMPANY’S request and at reasonable times and
places designated by the COMPANY, the ASSURED shall:
a. submit to examination by the COMPANY and subscribe to
the same under oath,
b. produce for the COMPANY’S examination all pertinent
records, and
c. cooperate with the COMPANY in all matters pertaining to
the loss.
The ASSURED shall execute all papers and render
assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do
nothing after loss to prejudice such rights or causes of action.

Termination
13. If the Bond is for a sole ASSURED, it shall not be
terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and

Exchange Commission, Washington, D.C., not less than sixty (60)
days prior to the effective date of such termination.
If the Bond is for a joint ASSURED, it shall not be
terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all
ASSURED Investment Companies and to the Securities and Exchange
Commission, Washington, D.C., not less than sixty (60) days
prior to the effective date of such termination.
This Bond will terminate as to any one ASSURED, other
than an Investment Company:
a. immediately on the taking over of such ASSURED by a
receiver or other liquidator or by State or Federal officials,
or
b. immediately on the filing of a petition under any State
or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the
ASSURED, or
c. immediately upon such ASSURED ceasing to exist, whether
through merger into another entity, disposition of all of its assets or otherwise.
The COMPANY shall refund the unearned premium computed
at short rates in accordance with the standard short rate
cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.
If any partner, director, trustee, or officer or
supervisory employee of an ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such
Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:
a. shall immediately remove such Employee from a position
that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond; and
b. within forty-eight (48) hours of learning that an
Employee has committed any dishonest act, shall notify the
COMPANY, of such action and provide full particulars of such dishonest act.
The COMPANY may terminate coverage as respects any
Employee sixty (60) days after written notice is received by each ASSURED Investment Company and the Securities and Exchange
Commission, Washington, D.C. of its desire to terminate this
Bond as to such Employee.

Other Insurance
14.	Coverage under this Bond shall apply only as excess
over any valid and collectible insurance, indemnity or
suretyship obtained by or on behalf of:
a.	the ASSURED,
b.	a Transportation Company, or
c.	another entity on whose premises the loss occurred or
which employed the person causing the loss or engaged the
messenger conveying the Property involved.

Conformity
15.	If any limitation within this Bond is prohibited by any
law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification
16.	This Bond or any instrument amending or affecting this
Bond may not be changed or modified orally. No change in or
modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized
representative of the COMPANY.
If this Bond is for a sole ASSURED, no change or
modification which would adversely affect the rights of the
ASSURED shall be effective prior to sixty (60) days after
written notice has been furnished to the Securities and Exchange
Commission, Washington, D.C., by the acting party.
If this Bond is for a joint ASSURED, no charge or
modification which would adversely affect the rights of the
ASSURED shall be effective prior to sixty (60) days after
written notice has been furnished to all insured Investment
Companies and to the Securities and Exchange Commission,
Washington, D.C., by the COMPANY.

=============================================================

FEDERAL INSURANCE COMPANY
Endorsement No: 1 Bond Number: 80821565

NAME OF ASSURED: DREYFUS FOUNDERS FUNDS, INC.

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Dreyfus Founders Funds, Inc.
Dreyfus Founders Balanced Fund
Dreyfus Founders Discovery Fund
Founders Frontier Fund
(Merged into Founders Discovery Fund Effective 8/13/1999)
Dreyfus Founders Government Securities Fund
Dreyfus Founders Equity Growth Fund
(Formerly Dreyfus Founders Growth and Income Fund Effective
12/22/2004)
Dreyfus Founders Growth Fund
Dreyfus Founders International Equity Fund
Dreyfus Founders Mid-Cap Growth Fund
(Formerly Founders Special Fund Effective 5/1/1999)
Dreyfus Founders Money Market Fund
Dreyfus Founders Passport Fund
Dreyfus Founders Worldwide Growth Fund
Dreyfus Founders Focus Fund
(Merged into Dreyfus Founders Growth Fund Effective
2/22/2002)

This Endorsement applies to loss discovered after 12:01 a.m. on December 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 11, 2006

By
/s/ Robert Hamburger
Authorized Representative

============================================================

FEDERAL INSURANCE COMPANY

Endorsement No: 2
Bond Number: 80821565
NAME OF ASSURED: DREYFUS FOUNDERS FUNDS, INC.
ARKANSAS NOTIFICATION ENDORSEMENT

It is agreed that this Bond is amended by adding to Section 13., Termination, the following:

“No cancellation or termination of this Bond as an entirety, whether by or at the request of the ASSURED or by the COMPANY, shall take effect prior to the expiration of thirty (30) days after written notice of such cancellation or termination has been filed with the Arkansas Securities Commissioner, Arkansas Securities Division, Heritage West Building, 3rd Floor, 201 East Markham, Little Rock, Arkansas 72201 unless an earlier date of such cancellation or termination is approved by said Arkansas Securities Department, State of Arkansas.”

This Endorsement applies to loss discovered after 12:01 a.m. on December 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 11, 2006

By
/s/ Robert Hamburger
Authorized Representative

================================================================

FEDERAL INSURANCE COMPANY
Endorsement No.: 3
Bond Number: 80821565
NAME OF ASSURED: DREYFUS FOUNDERS FUNDS, INC.

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

12. Telefacsimile Instruction

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other Property or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a Customer, financial institution or another office of the ASSURED by Telefacsimile directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or Property or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such Telefacsimile instructions:

a. bear a valid test key exchanged between the ASSURED and a Customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

b. fraudulently purport to have been sent by such Customer or financial institution when such Telefacsimile instructions were transmitted without the knowledge or consent of such Customer or financial institution by a person other than such Customer or financial institution and which bear a Forgery of a signature, provided that the Telefacsimile instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the Customer, or an employee of another financial institution.

2. By deleting from Section 1., Definitions, the definition of

Customer in its entirety, and substituting the following:

d. Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction or Telefacsimile Instruction.

3. By adding to Section 1., Definitions, the following:

r. Telefacsimile means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. Telefacsimile does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4. By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring Clause 1. the following:

j. loss resulting directly or indirectly from Telefacsimile instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on December 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 11, 2006 By /s/ Robert Hamburger Authorized Representative

===============================================================

FEDERAL INSURANCE COMPANY

Endorsement No.: 4

Bond Number: 80821565

NAME OF ASSURED: DREYFUS FOUNDERS FUNDS, INC

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:
1. By adding the following INSURING CLAUSE:

“13. Stop Payment Order or Refusal to Pay Check

Loss resulting directly from the ASSURED being legally
liable to pay compensatory damages for:
a. complying or failing to comply with notice from any
customer of the ASSURED or any authorized
representative of such customer, to stop payment on any
check or draft made or drawn upon or against the
ASSURED by such customer or by any authorized
representative of such customer, or
b. refusing to pay any check or draft made or drawn
upon or against the ASSURED by any customer of the
ASSURED or by any authorized representative of such
customer.”

2. By adding the following Specific Exclusion:

“Section 4.A. Specific Exclusions - Applicable to INSURING
CLAUSE 13

This Bond does not directly or indirectly cover:

a. liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,

b.	loss arising out of:
(1)	libel, slander, wrongful entry, eviction, defamation,
false arrest, false imprisonment, malicious
prosecution, assault or battery,
(2)	sickness, disease, physical bodily harm, mental or
emotional distress or anguish, or death of any person,

or
(3) discrimination.”

This Endorsement applies to loss discovered after 12:01 a.m. on
December 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 11, 2006

By
/s/ Robert Hamburger
Authorized Representative

=================================================================

FEDERAL INSURANCE COMPANY
Endorsement No.: 5
Bond Number: 80821565
NAME OF ASSURED: DREYFUS FOUNDERS FUNDS, INC.

AMEND EXCLUSION 2.d ENDORSEMENT

It is agreed that subparagraph d of Section 2, General Exclusions-Applicable to All Insuring Clauses, of this Bond is amended to read in its entirety as follows:

d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED provided however, that this Exclusion shall not apply to loss covered under INSURING CLAUSE 10, Uncollectible Items of Deposit, of this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on December 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 11, 2006

By
/s/ Robert Hamburger
Authorized Representative

==============================================================

FEDERAL INSURANCE COMPANY
Endorsement No.: 6
Bond Number: 80821565
NAME OF ASSURED: DREYFUS FOUNDERS FUNDS, INC.

AMEND EXCLUSIONS. ENDORSEMENT

1. Section 3., Specific Exclusions-Applicable To All Insuring Clauses Except Insuring Clause 1, of this Bond is amended to include the following subparagraph:

k. loss resulting from or involving any acceptance of a Third Party Check, unless the party receiving such Third Party Check maintained and proceeded such Third Party Check in accordance with the ASSURED’s Designated Procedures with respect to Third Party Checks in amounts greater than $100,000.00.

2. For the purposes of this Endorsement, the term Third Party

Check means a check made payable to one party and offered as payment to another party.

3. With respect to any loss involving a Third Party Check, the

DEDUCTIBLE AMOUNT for such loss shall be $100,000. ITEM 2. of the Declarations for this Bond shall be deemed amended to the extent necessary to effectuate the purposes and intent of this paragraph 3.

This Endorsement applies to loss discovered after 12:01 a.m. onDecember 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 11, 2006

By
/s/ Robert Hamburger
Authorized Representative
================================================================

FEDERAL INSURANCE COMPANY
Endorsement No.: 7
Bond Number: 80821565
NAME OF ASSURED: DREYFUS FOUNDERS FUNDS, INC.

AUTOMATED TELEPHONE TRANSACTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding the following INSURING CLAUSE:
14.	Automated Telephone System Transaction

Loss resulting directly from the ASSURED having transferred funds on the faith of any Automated Phone System (APS) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under this INSURING CLAUSE the ASSURED shall maintain and follow all APS Designated Procedures. A single failure of the ASSURED to maintain and follow a particular APS Designated Procedure in a particular APS Transaction will not preclude coverage under this INSURING CLAUSE.

2.	By adding to Section 1., Definitions, the following:

s.	APS Designated Procedures means all of the following
procedures:
(1) No APS Transaction shall be executed unless the
shareholder or unitholder to whose account such an APS
Transaction relates has previously elected to APS
Transactions. (Election in Application)
(2) All APS Transactions shall be logged or otherwise

recorded and the records shall be retained for at
least six (6) months. (Logging)
Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of
specific information is requested, at a success rate of
no less than 85 percent.
(3) The caller in any request for an APS Transaction,
before executing that APS Transaction must enter a
personal identification number (PIN), social security
number and account number. (Identity Test)
If the caller fails to enter a correct PIN within three (3) attempts, the caller must not be allowed additional attempts during
the same telephone call to enter the PIN. The caller
may either be instructed to redial a customer service
representative or may be immediately connected to such
a representative. (Limited attempts to Enter PIN)
(4) A written confirmation of any APS Transaction or
change of address shall be mailed to the shareholder
or unitholder to whose account such transaction
relates, at the record address, by the end of the
insured’s next regular processing cycle, but in no
event later than five (5) business days following such
APS Transaction. (Written Confirmation)
(5) Access to the equipment which permits the entity
receiving the APS Transaction request to process and
effect the transaction shall be limited in the
following manner:
(Access to APS Equipment)
t. APS Election means any election concerning various
account features available to the shareholder or
unitholder which is made through the Automated Phone
System by means of information transmitted by an
individual caller through use of a Automated Phone
System. These features include account statements, auto
exchange, auto asset builder, automatic withdrawal,
dividend/capital gain options, dividend sweep, telephone
balance consent and change of address.
u. APS Exchange means any exchange of shares or units in a
registered account of one fund into shares or units in an
account with the same tax identification number and same
ownership-type code of another fund in the same complex
pursuant to exchange privileges of the two funds, which
exchange is requested through the Automated Phone System

by means of information transmitted by an individual
caller through use of an Automated Phone System.
v. APS Purchase means any purchase of shares or units
issued by an Investment Company which is requested
through an Automated Phone System.
w. APS Redemption means any redemption of shares or units
issued by an Investment Company which it requested
through the telephone by means of information transmitted
by an individual caller through use of a Automated Phone
System.
x. APS Transaction means any APS Purchase, APS Redemption,
APS Election or APS Exchange.
y. Automated Phone System means an automated system which
receives and converts to executable instructions
transmissions through the Automated Phone System through
use of a touch-tone keypad or other tone system; and
always excluding transmissions from a computer system or
part thereof.

3.	By adding the following Section after Section 4.,
Specific Exclusions-Applicable To All Insuring Clauses
Except 1., 4., 5.:

Section 4.A Specific Exclusion-Applicable to Insuring
Clause 14

This Bond does not directly or indirectly cover under
Insuring Clause 14:

Loss resulting from:
a.	the redemption of shares or units, where the proceeds of
such redemption are made payable to other than:
(1)	the shares or units of record,
(2)	a person designated to receive redemption proceeds,
or
(3)	a bank account designated to receive redemption
proceeds, or
b.	the redemption of shares or units, where the proceeds of
such redemption are paid by check mailed to any address,
unless such address has either been designated the
shareholder or unitholder by voice through an Automated
Phone System or in writing, at least thirty (30) days
prior to such redemption, or

c. the redemption of shares or units, where shareholder or unitholder of the ASSURED designated bank account of record.

This Endorsement applies to loss discovered after 12:01 a.m. on December 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 11, 2006

By
/s/ Robert Hamburger
Authorized Representative

==========================================================

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: December 1, 2006

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 8
To be attached to and form a part of Bond No. 80821565
Issued to: DREYFUS FOUNDERS FUNDS, INC.

EXTENDED COMPUTER SYSTEMS ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.	By adding the following INSURING CLAUSE:
15.	EXTENDED COMPUTER SYSTEMS

A. Electronic Data, Electronic Media, Electronic Instruction

Loss resulting directly from:

(1) the fraudulent modification of Electronic Data,
Electronic Media or Electronic Instruction being
stored within or being run within any system
covered under this INSURING CLAUSE,
(2) robbery, burglary, larceny or theft of Electronic
Data, Electronic Media or Electronic Instruction,
(3) the acts of a hacker causing damage or
destruction of Electronic Data, Electronic Media
or Electronic Instruction owned by the ASSURED or
for which the ASSURED is legally liable, while
stored within a Computer System covered under this
INSURING CLAUSE, or
(4) the damage or destruction of Electronic Data,
Electronic Media or Electronic Instruction owned
by the ASSURED or for which the ASSURED is legally
liable while stored within a Computer System
covered under this INSURING CLAUSE, provided such
damage or destruction was caused by a computer
program or similar instruction which was written
or altered to intentionally incorporate a hidden
instruction designed to damage or destroy
Electronic Data, Electronic Media, or Electronic
Instruction in the Computer System in which the
computer program or instruction so written or so
altered is used.

B.	Electronic Communication

Loss resulting directly from the ASSURED having
transferred, paid or delivered any funds or Property,
established any credit, debited any account or given
any value on the faith of any electronic
communications directed to the ASSURED, which were
transmitted or appear to have been transmitted
through:
(1)	an Electronic Communication System,
(2)	an automated clearing house or custodian, or
(3)	a Telex, TWX, or similar means of communication,
directly into the ASSURED’S Computer System or
Communication Terminal, and fraudulently purport to
have been sent by a Customer, automated clearing
house, custodian, or financial institution, but which
communications were either not sent by said Customer,

automated clearing house, custodian, or financial
institution, or were fraudulently modified during
physical transit of Electronic Media to the ASSURED or
during electronic transmission to the ASSURED’S
Computer System or Communication Terminal.

C. Electronic Transmission

Loss resulting directly from a Customer of the

ASSURED, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or Property, established any credit, debited any account or given any value on the faith of any Electronic Communications, purporting to have been directed by the ASSURED to such Customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or Property, which communications were transmitted through:

(1)	an Electronic Communication System,
(2)	an automated clearing house or custodian, or
(3)	a Telex, TWX, or similar means of communication,

directly into a Computer System or Communication Terminal of said Customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the ASSURED, but which communications were either not sent by the ASSURED, or were fraudulently modified during physical transit of Electronic Media from the ASSURED or during electronic transmission from the ASSURED’S Computer System or Communication Terminal, and for which loss the ASSURED is held to be legally liable.

2. By adding to Section 1, Definitions, the following:

z. Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically.

Communication Terminal does not mean a telephone.

aa. Electronic Communication System means electronic communication operations by Fedwire, Clearing House

Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

bb. Electronic Data means facts or information converted to a form usable in Computer Systems and which is stored on Electronic Media for use by computer programs.

cc. Electronic Instruction means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

dd. Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

3. By adding the following Section after Section 4, SPECIFIC

EXCLUSIONS - APPLICABLE TO ALL INSURING CLAUSES EXCEPT 1., 4., and 5.:

Section 4.B. SPECIFIC EXCLUSIONS - APPLICABLE TO INSURING CLAUSE 15

This Bond does not directly or indirectly cover:

a. loss resulting directly or indirectly from Forged,
altered or fraudulent negotiable instruments,
Securities, documents or other written instruments
used as source documentation in the preparation of
Electronic Data;
b. loss of negotiable instruments, Securities,
documents or other written instruments except as
converted to Electronic Data and then only in that
converted form;
c. loss resulting from mechanical failure, faulty
construction, error in design, latent defect, wear or
tear, gradual deterioration, electrical disturbance,
Electronic Media failure or breakdown or any
malfunction or error in programming or error or
omission in processing;
d. loss resulting directly or indirectly from the input
of Electronic Data at an authorized electronic

terminal of an Electronic Funds Transfer System or a
Customer Communication System by a person who had
authorized access from a Customer to that Customer’s
authentication mechanism; provided, however, this
exclusion shall only apply to loss sustained in that
particular Customer’s account;
e.	liability assumed by the ASSURED by agreement under
any contract, unless such liability would have
attached to the ASSURED even in the absence of such
agreement; or
f.	loss resulting directly or indirectly from:
(1)	written instruction unless covered under this
INSURING CLAUSE; or
(2)	instruction by voice over the telephone, unless
covered under this INSURING CLAUSE.
4.	By deleting Section 3, exclusion i. and replacing it with
the following:
i.	loss resulting directly or indirectly from the input of
data into a Computer System terminal, either on the
premises of the Customer of the ASSURED or under the
control of such a Customer, by a Customer or other person
who had authorized access to the Customer’s
authentication mechanism, provided, however, this
exclusion shall only apply to loss sustained in that
particular Customer’s account.

5.	By adding to Section 9, VALUATION, the following:
ELECTRONIC DATA, ELECTRONIC MEDIA, OR ELECTRONIC INSTRUCTION
In case of loss of, or damage to, Electronic Data, Electronic
Media or Electronic Instruction used by the ASSURED in its
business, the COMPANY shall be liable under this Bond only if such items are actually reproduced from other Electronic
Data, Electronic Media or Electronic Instruction of the same kind or quality and then for not more than the cost of the
blank media and/or the cost of labor for the actual
transcription or copying of data which shall have been
furnished by the ASSURED in order to reproduce such
Electronic Data, Electronic Media or Electronic Instruction
subject to the applicable LIMIT OF LIABILITY.
However, if such Electronic Data can not be reproduced and
said Electronic Data represents Securities or financial
instruments having a value, then the loss will be valued as
indicated in the SECURITIES SETTLEMENT and OTHER PROPERTY

paragraphs of this Section.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

/s/ Robert Hamburger Authorized Representative

===============================================================

Effective date of
this endorsement: December 1, 2006
FEDERAL INSURANCE COMPANY
Endorsement No.: 9
To be attached to and form a part of BOND Number:	80821565
Issued to: DREYFUS FOUNDERS FUNDS, INC.

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 11, 2006 By /s/ Robert Hamburger Authorized Representative

==============================================================

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: December 1, 2006

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 10

To be attached to and form a part of Bond No. 80821565

Issued to: DREYFUS FOUNDERS FUNDS, INC.

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1. The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following: If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

/s/ Robert Hamburger Authorized Representative

===============================================================

FEDERAL INSURANCE COMPANY
Endorsement No: 11
Bond Number: 80821565
NAME OF ASSURED: DREYFUS FOUNDERS FUNDS, INC.

TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding to Section 13., Termination, the following:

“Termination By The Company

Bonds In Effect For More Than Sixty (60) Days

If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

1.	Nonpayment of premium;
2.	Discovery of fraud or material misrepresentation in
obtaining this Bond or in the presentation of a claim
thereunder;
3.	Discovery of willful or reckless acts or omissions or
violation of any provision of this Bond on the part of the
ASSURED which substantially and materially increases any
hazard insured against, and which occurred subsequent to
the inception of the current BOND PERIOD;
4.	Conviction of the ASSURED of a crime arising out of acts
increasing the hazard insured against;
5.	Material change in the risk which increases the risk of
loss after insurance coverage has been issued or renewed,
except to the extent that the COMPANY should reasonably
have foreseen the change, or contemplated the risk when the
contract was written;

6.	Determination by the Commissioner that the continuation
of the Bond would jeopardize a COMPANY’S solvency or would
place the COMPANY in violation of the insurance laws of any
state;
7.	Determination by the Commissioner that continuation of
the present premium volume of the COMPANY would jeopardize
the COMPANY’S policyholders, creditors or the public;
8.	Such other reasons that are approved by the Commissioner;
9.	Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS
needs;
10. Substantial breaches of contractual duties, conditions or warranties; or
11.	Unfavorable underwriting facts, specific to the ASSURED,
existing that were not present at the inception of the
Bond.

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

Notice Of Nonrenewal

If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the

ASSURED’S agent or broker, if any.

Such notice shall contain all of the following:

a.	Bond Number:
b.	Date of Notice;
c.	Reason for Cancellation;
d.	Expiration Date of the Bond;
e.	Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

Return Premium Calculations

Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

Conditional Renewal

If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first.“

2. It is further understood and agreed that for the purposes of

Section 13., Termination, any occurrence listed in this

Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on December 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 11, 2006

By
/s/ Robert Hamburger
Authorized Representative

================================================================

FEDERAL INSURANCE COMPANY
Endorsement No.: 12
Bond Number: 80821565
NAME OF ASSURED: DREYFUS FOUNDERS FUNDS, INC.

AMEND DISCOVERY ENDORSEMENT

It is agreed that this Bond is amended by deleting Section 6., Discovery, in its entirety and substituting the following:

6. Discovery

This Bond applies only to loss first discovered by the
General Counsel or Senior Vice President of Administration of
the ASSURED during the BOND PERIOD. Discovery occurs at the
earlier of the General Counsel or Senior Vice President of
Administration of the ASSURED being aware of:
a. facts which may subsequently result in a loss of a
type covered by this Bond, or
b. an actual or potential claim in which it is alleged
that the ASSURED is liable to a third party,
regardless of when the act or acts causing or contributing
to such loss occurred, even though the amount of loss does
not exceed the applicable DEDUCTIBLE AMOUNT, or the exact
amount or details of loss may not then be known.

This Endorsement applies to loss discovered after 12:01 a.m. on December 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 11, 2006

By
/s/ Robert Hamburger
Authorized Representative

==============================================================

FEDERAL INSURANCE COMPANY
Endorsement No.: 13
Bond Number: 80821565

NAME OF ASSURED: DREYFUS FOUNDERS FUNDS, INC.

AUTOMATIC ACQUISITION PERCENTAGE THRESHOLD ENDORSEMENT

It is agreed that this Bond is amended by deleting in its entirety General Agreement C., Additional Offices or Employees-Consolidation, Merger or Purchase or Acquisition of Assets or Liabilities-Notice To Company, and substituting the following:

C. Additional Offices or Employees-Consolidation, Merger or Purchase or Acquisition Of Assets or Liabilities-Notice to Company

If the ASSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1)	occurred or will occur on premises,
(2)	been caused or will be caused by an employee, or
(3)	arisen or will arise out of the assets or
liabilities,
of such institution, unless the ASSURED:
a.	gives the COMPANY written notice of the proposed
consolidation, merger or purchase or acquisition of
assets or liabilities prior to the proposed effective
date of such action, and
b.	obtains the written consent of the COMPANY to extend
some or all of the coverage provided by this Bond to such
additional exposure, and
c.	on obtaining such consent, pays to the COMPANY an
additional premium.

Notwithstanding anything stated above to the contrary, the COMPANY hereby agrees to provide coverage which shall be effective on the date of acquisition under this Bond for those acquired institutions in which the ASSURED owns greater than fifty percent (50%) of the voting stock or voting rights either directly or through one or more of its subsidiaries for the remainder of the BOND PERIOD, with no additional premium, provided the acquired institution meets all of the following conditions:

i. the assets shall not exceed twenty percent (20%) of the
ASSURED’S assets,
ii. there shall be neither any paid nor pending Bond claim
for the three (3) year period prior to the date of
acquisition, and
iii. the ASSURED is not aware of any disciplinary action
or proceeding by State or Federal officials involving the
acquired institution as of the date of acquisition.

The COMPANY further agrees that as respects any acquisition that involves a State or Federal regulatory assisted acquisition or assumption of assets and/or liabilities, coverage shall be provided under this Bond for the remainder of the BOND PERIOD as long as conditions i. and ii. above are met. As respects such acquisition or assumption of assets and/or liabilities, coverage applies only to a Single Loss fully sustained by the ASSURED on or after the date of such acquisition or assumption. All of the circumstances, conditions or acts causing or contributing to a Single Loss must occur on or after the date of such acquisition or assumption for coverage to apply regardless of the time such loss is discovered by the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on December 1, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 11, 2006 By /s/ Robert Hamburger Authorized Representative

==============================================================

Chubb & Son, div. of Federal Insurance Company as manager of the member insurers of the Chubb Group of Insurance Companies

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the “Act”) effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

================================================================

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

I